FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of June, July, August, September, October and November, 2002

PERMANENT FINANCING (NO. 1) PLC
(Translation of registrant’s name into English)
Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom
(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED
(Translation of registrant’s name into English)
Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom
(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED
(Translation of registrant’s name into English)
47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

JUNE 2002 MONTHLY REPORT
JULY 2002 MONTHLY REPORT
AUGUST 2002 MONTHLY REPORT
SEPTEMBER 2002 MONTHLY REPORT
OCTOBER 2002 MONTHLY REPORT
NOVEMBER 2002 MONTHLY REPORT
SIGNATURES

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 14/06/2002 to 10/09/2002 June 2002 01/07/2002

Mortgages

Number of Mortgages in Pool	171,649
Current Principal Balance	£9,986,738,931
Opening Trust Assets	£100
Total	£9,986,739,031
Cash Accumulation Ledger Balance	£0
Funding Share	£3,478,576,310
Funding Share Percentage	34.83195%
Seller Share	£6,508,162,621
Seller Share Percentage	65.16805%
Minimum Seller Share (Amount)	£499,336,949.56
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages

	Number	Principal	Arrears	% by Principal

Less than 1 month	171,117	£9,951,900,611.71	£68,704.26	99.65%
1 - 2 months	532	£34,838,319.54	£214,563.57	0.35%
2 - 3 months	0	£—	£—	0.00%
3 - 6 months	0	£—	£—	0.00%
6 - 12 months	0	£—	£—	0.00%
12 months +	0	£—	£—	0.00%

Total	171,649	£9,986,738,931.25	£283,267.83	100.00%

Properties in Possession	Number	Balance	Amount in Arrears

Total	0	£ -	£-

Properties in Possession

Number Brought Forward	0
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale in days	0
Average Arrears at Sale	0
MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note: The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal

Substituted this period (this month)	0	£—
Substituted to date (since 14/6/2002)	0	£—

CPR Analysis	Monthly	Annualised

(includes redemptions and repurchases)
Current 1 Month CPR Rate	1.10%	13.97%
Previous 3 Month CPR Rate	—	—
Previous 12 Month CPR Rate	—	—

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the end of the report month.

Weighted Average Seasoning in Months (by value)	34.36
Average Loan Size	£58,181.17
Weighted Average Current HPI LTV (by value)	55.43%
Weighted Average Current LTV (by value)	70.28%

Yield Percentage Net of Funding Swap over 3 Month Sterling LIBOR

Current Month	0.61394%
May-02	N/A
April-02	N/A

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report June 2002
Date of Report	01/07/2002

Product Breakdown

Fixed Rate %	22.27%
Tracker Rate %	36.22%
Other Variable Rate %	41.52%

LTV Levels Breakdown *	Number	Value	% of Total

0 - 30%	18,178	£508,142,026.34	5.09%
30 - 35%	5,696	£240,590,393.78	2.41%
35 - 40%	6,466	£308,370,172.98	3.09%
40 - 45%	7,069	£357,358,842.85	3.58%
45 - 50%	7,749	£429,823,856.20	4.30%
50 - 55%	8,444	£499,403,481.15	5.00%
55 - 60%	9,101	£582,126,698.26	5.83%
60 - 65%	9,427	£607,552,187.51	6.08%
65 - 70%	10,608	£709,088,305.13	7.10%
70 - 75%	12,687	£889,668,090.15	8.91%
75 - 80%	10,445	£709,607,290.59	7.11%
80 - 85%	14,087	£945,615,733.94	9.47%
85 - 90%	21,009	£1,461,798,853.28	14.64%
90 - 95%	16,973	£986,167,102.53	9.87%
95 - 100%	13,650	£748,960,057.61	7.50%
100% +	60	£2,465,838.95	0.02%

Totals	171,649	£9,986,738,931.25	100.00%

*     Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total

0 - 30%	30,542	£1,068,603,541.36	10.70%
30 - 35%	9,325	£493,819,553.35	4.94%
35 - 40%	10,723	£618,078,158.14	6.19%
40 - 45%	11,804	£721,907,684.49	7.23%
45 - 50%	12,993	£834,353,467.13	8.35%
50 - 55%	13,932	£921,748,380.76	9.23%
55 - 60%	13,840	£914,147,382.43	9.15%
60 - 65%	13,776	£913,076,970.33	9.14%
65 - 70%	13,166	£864,326,516.44	8.65%
70 - 75%	14,307	£935,630,352.56	9.37%
75 - 80%	13,934	£884,206,808.96	8.85%
80 - 85%	9,910	£604,568,544.24	6.05%
85 - 90%	2,954	£178,710,882.96	1.79%
90 - 95%	415	£31,693,541.27	0.32%
95 - 100%	28	£1,867,146.83	0.02%
100% +	0	£-	0.00%

Totals	171,649	£9,986,738,931.25	100.00%

**     Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.75%
Effective Date of Change	10/6/2001
Current HVR2 Rate	5.00%
Effective Date of Change	10/6/2001

Notes

	Rating (S&P/Moodys/Fitch)	Outstanding	Reference Rate	Margin

Permanent Financing No. 1
Series 1 Class A	P-1 / A-1+ / F1+	$750,000,000.00	1.83632%	-0.020%
Series 1 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.270%
Series 1 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.050%
Series 2 Class A	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.280%
Series 2 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.180%
Series 3 Class A	Aaa / AAA / AAA	$1,100,000,000.00	1.88358%	0.125%
Series 3 Class B	Aa3 / AA / AA	$38,500,000.00	1.88358%	0.300%
Series 3 Class C	Baa2 / BBB / BBB	$38,500,000.00	1.88358%	1.200%
Series 4 Class A1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A2	Aaa / AAA / AAA	£1,000,000,000.00	4.16674%	0.180%
Series 4 Class B	Aa3 / AA / AA	£52,000,000.00	4.16674%	0.300%
Series 4 Class C	Baa2 / BBB / BBB	£52,000,000.00	4.16674%	1.200%

First Reserve Fund Requirement	£69,000,000.00
Balance brought forward	£59,000,000.00
Drawings this period	£-
Top-up this period*	£-
Current Balance	£59,000,000.00
Liquidity Facility Available Amount	£60,000,000.00
Balance brought forward	£-
Drawings this period	£-
Liquidity Repaid this period	£-
Closing balance for period	£-

*Top-ups, only occur at the end of each quarter.

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report June 2002
Date of Report	01/07/2002

Trigger Events:

Non-asset trigger events:

The Seller suffers an Insolvency Event.

The role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

The current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

The outstanding principal balance of the trust property is less than £8bn to June 2005, and £4bn to June 2007.

Asset trigger events:

There has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report July 2002
Date of Report	01/08/2002

Mortgages

Number of Mortgages in Pool	165,233
Current Principal Balance	£9,510,152,956
Opening Trust Assets	£100
Total	£9,510,153,056
Cash Accumulation Ledger Balance	£0
Funding Share	£3,478,576,310
Funding Share Percentage	36.57750%
Seller Share	£6,031,576,646
Seller Share Percentage	63.42250%
Minimum Seller Share (Amount)	£475,507,650.80
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages

	Number	Principal	Arrears	% by Principal

Less than 1 month	164,367	£9,456,795,900.49	£71,385.02	99.44%
1 - 2 months	813	£49,931,345.11	£319,344.62	0.53%
2 - 3 months	53	£3,425,710.35	£40,601.90	0.04%
3 - 6 months	0	£-	£-	0.00%
6 - 12 months	0	£-	£-	0.00%
12 months +	0	£-	£-	0.00%

Total	165,233	£9,510,152,955.95	£431,331.54	100.00%

Properties in Possession	Number	Balance	Amount in Arrears

Total	0	£ -	£-

Properties in Possession

Number Brought Forward	0
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale in days	0
Average Arrears at Sale	0
MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note: The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal

Substituted this period (this month)	0	£-
Substituted to date (since 14/6/2002)	0	£-

CPR Analysis	Monthly	Annualised

(includes redemptions and repurchases)
Current 1 Month CPR Rate	4.82%	44.73%
Previous 3 Month CPR Rate	N/A	N/A
Previous 12 Month CPR Rate	N/A	N/A

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	35.46
Average Loan Size	£57,556.01
Weighted Average Current HPI LTV (by value)	51.48%
Weighted Average Current LTV (by value)	70.17%

Yield Percentage Net of Funding Swap over 3 Month Sterling LIBOR

Current Month	0.59311%
June-02	0.61394%
May-02	N/A

Product Breakdown

Fixed Rate %	21.95%
Tracker Rate %	37.72%

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report July 2002
Date of Report	01/07/2002

Other Variable Rate %	40.33%

LTV Levels Breakdown *	Number	Value	% of Total

0 - 30%	18,082	£493,168,023.75	5.19%
30 - 35%	5,553	£230,540,530.04	2.42%
35 - 40%	6,272	£296,337,078.05	3.12%
40 - 45%	6,855	£344,867,834.65	3.63%
45 - 50%	7,481	£408,595,348.75	4.30%
50 - 55%	8,114	£476,901,665.24	5.01%
55 - 60%	8,701	£550,724,485.73	5.79%
60 - 65%	9,072	£579,128,244.31	6.09%
65 - 70%	10,146	£671,461,703.86	7.06%
70 - 75%	12,086	£839,060,046.57	8.82%
75 - 80%	10,123	£682,211,839.56	7.17%
80 - 85%	13,645	£913,218,308.63	9.60%
85 - 90%	19,778	£1,364,561,539.54	14.35%
90 - 95%	16,482	£959,552,258.03	10.09%
95 - 100%	12,779	£697,261,741.47	7.33%
100% +	64	£2,562,307.77	0.03%

Totals	165,233	£9,510,152,955.95	100.00%

*     Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total

0 - 30%	34,172	£1,256,136,450.80	13.21%
30 - 35%	10,618	£595,769,231.97	6.26%
35 - 40%	11,777	£706,190,742.99	7.43%
40 - 45%	13,058	£826,027,204.60	8.69%
45 - 50%	14,015	£923,395,146.87	9.71%
50 - 55%	13,589	£893,997,099.21	9.40%
55 - 60%	13,190	£875,512,829.72	9.21%
60 - 65%	12,867	£843,895,357.74	8.87%
65 - 70%	13,976	£932,752,778.98	9.81%
70 - 75%	14,392	£887,912,864.59	9.34%
75 - 80%	9,523	£539,061,845.35	5.67%
80 - 85%	3,463	£193,229,882.34	2.03%
85 - 90%	532	£32,119,931.23	0.34%
90 - 95%	43	£2,908,900.57	0.03%
95 - 100%	18	£1,242,688.99	0.01%
100% +	0	£—	0.00%

Totals	165,233	£9,510,152,955.95	100.00%

**     Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.75%
Effective Date of Change	10/6/2001
Current HVR2 Rate	5.00%
Effective Date of Change	10/6/2001

Notes

	Rating (S&P/Moodys/Fitch)	Outstanding	Reference Rate	Margin

Permanent Financing No. 1
Series 1 Class A	P-1 / A-1+ / F1+	$750,000,000.00	1.84000%	-0.020%
Series 1 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.270%
Series 1 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.050%
Series 2 Class A	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.280%
Series 2 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.180%
Series 3 Class A	Aaa / AAA / AAA	$1,100,000,000.00	1.88358%	0.125%
Series 3 Class B	Aa3 / AA / AA	$38,500,000.00	1.88358%	0.300%
Series 3 Class C	Baa2 / BBB / BBB	$38,500,000.00	1.88358%	1.200%
Series 4 Class A1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A2	Aaa / AAA / AAA	£1,000,000,000.00	4.16674%	0.180%
Series 4 Class B	Aa3 / AA / AA	£52,000,000.00	4.16674%	0.300%
Series 4 Class C	Baa2 / BBB / BBB	£52,000,000.00	4.16674%	1.200%

First Reserve Fund Requirement	£69,000,000.00
Balance brought forward	£59,000,000.00
Drawings this period	£—
Top-up this period*	£—
Current Balance	£59,000,000.00
Liquidity Facility Available Amount	£60,000,000.00
Balance brought forward	£—
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£—

*Top-ups, only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

The Seller suffers an Insolvency Event.

The role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report July 2002
Date of Report	01/08/2002

The current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

The outstanding principal balance of the trust property is less than £8bn to June 2005, and £4bn to June 2007.

Asset trigger events:

There has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report August 2002
Date of Report	01/09/2002

Mortgages

Number of Mortgages in Pool	159,688
Current Principal Balance	£9,107,048,165
Opening Trust Assets	£100
Total	£9,107,048,265
Cash Accumulation Ledger Balance	£0
Funding Share	£3,478,576,310
Funding Share Percentage	38.19653%
Seller Share	£5,628,471,855
Seller Share Percentage	61.80347%
Minimum Seller Share (Amount)	£455,352,411.27
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages	Number	Principal	Arrears	% by Principal

Less than 1 month	158,654	£9,047,813,006.34	£87,454.44	99.35%
1 - 2 months	918	£53,335,300.91	£334,963.22	0.59%
2 - 3 months	99	£4,740,809.78	£64,885.40	0.05%
3 - 6 months	17	£1,159,048.34	£20,870.93	0.01%
6 - 12 months	0	£-	£-	0.00%
12 months +	0	£-	£-	0.00%

Total	159,688	£9,107,048,165.37	£508,173.99	100.00%

Properties in Possession	Number	Balance	Amount in Arrears

Total	0	£ -	£-

Properties in Possession

Number Brought Forward	0
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale in days	0
Average Arrears at Sale	0
MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note: The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal

Substituted this period (this month)	£-	£-
Substituted to date (since 14/06/2002)	£-	£-

CPR Analysis	Monthly	Annualised

(includes redemptions and repurchases)
Current 1 Month CPR Rate	4.26%	40.71%
Previous 3 Month CPR Rate	3.50%	34.79%
Previous 12 Month CPR Rate	N/A	N/A

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	36.58
Average Loan Size	£57,030.26
Weighted Average Current HPI LTV (by value)	51.36%
Weighted Average Current LTV (by value)	70.04%

Yield Percentage Net of Funding Swap over 3 Month Sterling LIBOR

Current Month	0.57766%
July-02	0.59311%
June-02	0.61394%

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report August 2002
Date of Report	01/09/2002

Product Breakdown

Fixed Rate %	21.34%
Tracker Rate %	39.10%
Other Variable Rate %	39.57%

LTV Levels Breakdown *	Number	Value	% of Total

0 - 30%	17,988	£479,556,848.11	5.27%
30 - 35%	5,430	£223,404,116.89	2.45%
35 - 40%	6,086	£286,536,729.19	3.15%
40 - 45%	6,700	£333,712,237.82	3.66%
45 - 50%	7,123	£384,119,569.41	4.22%
50 - 55%	7,945	£462,379,432.17	5.08%
55 - 60%	8,351	£524,827,589.66	5.76%
60 - 65%	8,837	£560,843,819.59	6.16%
65 - 70%	9,760	£641,580,875.87	7.04%
70 - 75%	11,417	£787,649,329.37	8.65%
75 - 80%	9,966	£669,222,780.45	7.35%
80 - 85%	13,314	£885,830,574.42	9.73%
85 - 90%	17,966	£1,229,737,379.26	13.50%
90 - 95%	16,263	£957,513,873.95	10.51%
95 - 100%	12,475	£677,371,574.98	7.44%
100% +	67	£2,761,434.23	0.03%

Totals	159,688	£9,107,048,165.37	100.00%

*     Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total

0 - 30%	33,757	£1,223,127,811.03	13.43%
30 - 35%	10,301	£573,073,037.32	6.29%
35 - 40%	11,343	£675,786,381.42	7.42%
40 - 45%	12,623	£794,569,615.27	8.72%
45 - 50%	13,515	£883,918,259.09	9.71%
50 - 55%	13,004	£850,810,975.83	9.34%
55 - 60%	12,667	£834,045,563.22	9.16%
60 - 65%	12,403	£810,245,601.03	8.90%
65 - 70%	13,356	£886,948,587.43	9.74%
70 - 75%	13,780	£845,911,958.55	9.29%
75 - 80%	9,103	£513,387,651.31	5.64%
80 - 85%	3,285	£181,800,251.01	2.00%
85 - 90%	488	£29,184,570.64	0.32%
90 - 95%	44	£2,957,972.32	0.03%
95 - 100%	19	£1,279,929.91	0.01%
100% +	0	£-	0.00%

Totals	159,688	£9,107,048,165.37	100.00%

**     Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.75%
Effective Date of Change	10/6/2001
Current HVR2 Rate	5.00%
Effective Date of Change	10/6/2001

Notes

	Rating (S&P/Moodys/Fitch)	Outstanding	Reference Rate	Margin

Permanent Financing No. 1
Series 1 Class A	P-1 / A-1+ / F1+	$750,000,000.00	1.77750%	-0.020%
Series 1 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.270%
Series 1 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.050%
Series 2 Class A	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.280%
Series 2 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.180%
Series 3 Class A	Aaa / AAA / AAA	$1,100,000,000.00	1.88358%	0.125%
Series 3 Class B	Aa3 / AA / AA	$38,500,000.00	1.88358%	0.300%
Series 3 Class C	Baa2 / BBB / BBB	$38,500,000.00	1.88358%	1.200%
Series 4 Class A1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A2	Aaa / AAA / AAA	£1,000,000,000.00	4.16674%	0.180%
Series 4 Class B	Aa3 / AA / AA	£52,000,000.00	4.16674%	0.300%
Series 4 Class C	Baa2 / BBB / BBB	£52,000,000.00	4.16674%	1.200%

First Reserve Fund Requirement	£69,000,000.00
Balance brought forward	£59,000,000.00
Drawings this period	£-
Top-up this period*	£-
Current Balance	£59,000,000.00
Liquidity Facility Available Amount	£60,000,000.00
Balance brought forward	£-
Drawings this period	£-
Liquidity Repaid this period	£-
Closing balance for period	£-

*Top-ups, only occur at the end of each quarter.

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 14/06/2002 to 10/09/2002 August 2002 01/09/2002

Trigger Events:

Non-asset trigger events:

The Seller suffers an Insolvency Event.

The role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

The current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

The outstanding principal balance of the trust property is less than £8bn to June 2005, and £4bn to June 2007.

Asset trigger events:

There has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Issuer Share	Seller Share	Funding	Seller

June 2002	£9,986,738,931.25	£3,478,576,310.00	£6,508,162,621.25	34.83195%	65.16805%
July 2002	£9,510,152,955.95	£3,478,576,310.00	£6,031,576,645.95	36.57750%	63.42250%
August 2002	£9,107,048,165.37	£3,478,576,310.00	£5,628,471,855.37	38.19653%	61.80347%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total

June 2002	£147,290,703.30	£ —	£147,290,703.30
July 2002	£361,182,266.29	£116,324,942.60	£477,507,208.89
August 2002	£326,394,955.73	£79,042,584.42	£405,437,540.15

	£834,867,925.32	£195,367,527.02	£1,030,235,452.34

Principal Distribution

Month	Funding	Seller

June 2002	£ —	£147,290,703.30
July 2002	£ —	£477,507,208.89
August 2002	£ —	£405,437,540.15

	£ —	£1,030,235,452.34

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total

June 2002	£23,690,841.47	£71,708.46	£ —	£23,762,549.93
July 2002	£41,743,877.99	£721,886.16	£ —	£42,465,764.15
August 2002	£39,773,784.75	£820,700.33	£ —	£40,594,485.08

	£105,208,504.21	£1,614,294.95	£ —	£106,822,799.16

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue

June 2002	£ —	£81,007.94	£23,681,541.99
July 2002	£ —	£147,720.36	£42,318,043.79
August 2002	£ —	£147,720.36	£40,446,764.72

	£ —	£376,448.66	£106,446,350.50

Revenue Distribution

Month	Funding	Seller

June 2002	£8,142,331.52	£15,539,210.47
July 2002	£14,747,901.26	£27,570,142.53
August 2002	£14,812,479.82	£25,634,284.91

	£37,676,948.91	£68,769,401.59

Losses Ledger

Month	Losses

Balance b/fwd	£ —
June 2002	£ —
July 2002	£ —
August 2002	£ —

Closing Balance	£ —

Permanent Mortgages Trustees Limited		Quarter	14/06/2002 to 10/09/2002
Monthly Report August 2002
Date of Report	01/09/2002

Losses Distribution

Month	Funding	Seller	Reconciliation

June 2002	£-	£-	£-
July 2002	£-	£-	£-
August 2002	£-	£-	£-
	£-	£-	£-

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR

June 2002	1.46%	N/A	N/A
July 2002	4.78%	N/A	N/A
August 2002	4.26%	3.50%	N/A

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 September 2002 01/10/2002

Mortgages

Number of Mortgages in Pool	154,929
Current Principal Balance	£8,772,564,300
Opening Trust Assets	£100
Total	£8,772,564,400
Cash Accumulation Ledger Balance	£0
Funding Share	£3,478,576,310
Funding Share Percentage	39.65290%
Seller Share	£5,293,987,990
Seller Share Percentage	60.34710%
Minimum Seller Share (Amount)	£438,628,218.00
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages

	Number	Principal	Arrears	% by Principal

Less than 1 month	153,790	£8,707,422,715.43	£98,063.42	99.26%
1 - 2 months	989	£57,643,457.13	£370,329.48	0.66%
2 - 3 months	123	£5,954,610.57	£79,997.79	0.07%
3 - 6 months	27	£1,543,516.84	£29,934.18	0.02%
6 - 12 months	0	£ —	£ —	0.00%
12 months +	0	£ —	£ —	0.00%

Total	154,929	£8,772,564,299.97	£578,324.87	100.00%

Properties in Possession	Number	Balance	Amount in Arrears

Total	0	£ —	£ —

Properties in Possession

Number Brought Forward	0
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale in days	0
Average Arrears at Sale	0
MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note: The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal

Substituted this period (this month)	£ —	£ —
Substituted to date (since 14/06/2002)	£ —	£ —

CPR Analysis	Monthly	Annualised

(includes redemptions and repurchases)
Current 1 Month CPR Rate	3.67%	36.11%
Previous 3 Month CPR Rate	4.53%	42.67%
Previous 12 Month CPR Rate	N/A	N/A

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	37.60
Average Loan Size	£56,623.13
Weighted Average Current HPI LTV (by value)	51.23%
Weighted Average Current LTV (by value)	69.85%

Yield Percentage Net of Funding Swap over 3 Month Sterling LIBOR

Current Month	0.56170%
August-02	0.57766%
July-02	0.59311%

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 September 2002 01/10/2002

Product Breakdown

Fixed Rate %	21.55%
Tracker Rate %	39.93%
Other Variable Rate %	38.52%

LTV Levels Breakdown *	Number	Value	% of Total

0 - 30%	17,909	£469,112,637.06	5.35%
30 - 35%	5,294	£217,663,550.34	2.48%
35 - 40%	6,006	£280,983,412.45	3.20%
40 - 45%	6,546	£324,039,119.11	3.69%
45 - 50%	7,051	£377,612,565.47	4.30%
50 - 55%	7,651	£443,807,688.45	5.06%
55 - 60%	8,190	£510,756,052.42	5.82%
60 - 65%	8,495	£538,422,944.75	6.14%
65 - 70%	9,499	£621,227,761.14	7.08%
70 - 75%	11,172	£767,884,107.16	8.75%
75 - 80%	9,540	£637,041,556.02	7.26%
80 - 85%	13,085	£864,391,403.15	9.85%
85 - 90%	17,948	£1,223,144,850.99	13.94%
90 - 95%	15,299	£886,090,893.15	10.10%
95 - 100%	11,178	£607,690,378.35	6.93%
100% +	66	£2,695,379.96	0.03%

Totals	154,929	£8,772,564,299.97	100.00%

*Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total

0 - 30%	33,321	£1,194,929,870.66	13.62%
30 - 35%	10,080	£555,463,745.24	6.33%
35 - 40%	11,017	£652,385,281.64	7.44%
40 - 45%	12,253	£766,750,163.02	8.74%
45 - 50%	13,064	£851,110,165.21	9.70%
50 - 55%	12,545	£817,003,583.81	9.31%
55 - 60%	12,223	£803,444,130.59	9.16%
60 - 65%	11,991	£777,973,355.05	8.87%
65 - 70%	12,939	£856,949,476.77	9.77%
70 - 75%	13,181	£803,817,694.26	9.16%
75 - 80%	8,688	£489,553,929.02	5.58%
80 - 85%	3,116	£171,887,140.96	1.96%
85 - 90%	459	£27,862,043.24	0.32%
90 - 95%	36	£2,384,429.87	0.03%
95 - 100%	16	£1,049,290.63	0.01%
100% +	0	£-	0.00%

Totals	154,929	£8,772,564,299.97	100.00%

**     Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.75%
Effective Date of Change	06/10/2001
Current HVR2 Rate	5.00%
Effective Date of Change	06/10/2001

Notes

	Rating (S&P/Moodys/Fitch)	Outstanding	Reference Rate	Margin

Permanent Financing No. 1
Series 1 Class A	P-1 / A-1+ / F1+	$750,000,000.00	1.77750%	-0.020%
Series 1 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.270%
Series 1 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.050%
Series 2 Class A	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class B	Aa3 / AA / AA	$26,000,000.00	1.88358%	0.280%
Series 2 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.88358%	1.180%
Series 3 Class A	Aaa / AAA / AAA	$1,100,000,000.00	1.88358%	0.125%
Series 3 Class B	Aa3 / AA / AA	$38,500,000.00	1.88358%	0.300%
Series 3 Class C	Baa2 / BBB / BBB	$38,500,000.00	1.88358%	1.200%
Series 4 Class A1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A2	Aaa / AAA / AAA	£1,000,000,000.00	4.16674%	0.180%
Series 4 Class B	Aa3 / AA / AA	£52,000,000.00	4.16674%	0.300%
Series 4 Class C	Baa2 / BBB / BBB	£52,000,000.00	4.16674%	1.200%

Reserve Fund Requirement	£69,000,000.00
Balance brought forward	£56,635,880.93
Drawings this period	£ —
Top-up this period*	£ —
Current Balance	£56,635,880.93
Liquidity Facility Available Amount	£60,000,000.00
Balance brought forward	£ —
Drawings this period	£ —
Liquidity Repaid this period	£ —
Closing balance for period	£ —

     *Top-ups, only occur at the end of each quarter.

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 September 2002 01/10/2002

Trigger Events:

Non-asset trigger events:

The Seller suffers an Insolvency Event.

The role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

The current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

The outstanding principal balance of the trust property is less than £8bn to June 2005, and £4bn to June 2007.

Asset trigger events:

There has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Issuer Share	Seller Share	Funding	Seller

July 2002	£9,510,152,955.95	£3,478,576,310.00	£6,031,576,645.95	36.57750%	63.42250%
August 2002	£9,107,048,165.37	£3,478,576,310.00	£5,628,471,855.37	38.19653%	61.80347%
September 2002	£8,772,564,299.97	£3,478,576,310.00	£5,293,987,989.97	39.65290%	60.34710%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total

July 2002	£361,182,266.29	£116,324,942.60	£477,507,208.89
August 2002	£326,394,955.73	£79,042,584.42	£405,437,540.15
September 2002	£265,790,177.76	£67,987,181.37	£333,777,359.13

	£953,367,399.78	£263,354,708.39	£1,216,722,108.17

Principal Distribution

Month	Funding	Seller

July 2002	£-	£477,507,208.89
August 2002	£-	£405,437,540.15
September 2002	£-	£333,777,359.13

	£-	£1,216,722,108.17

Revenue Ledger

			Authorised Investment
Month	Revenue Received	GIC Interest	Income	Sub Total

July 2002	£41,743,877.99	£721,886.16	£-	£42,465,764.15
August 2002	£39,773,784.75	£820,700.33	£-	£40,594,485.08
September 2002	£37,328,364.93	£655,716.29	£-	£37,984,081.22

	£118,846,027.67	£2,198,302.78	£-	£121,044,330.45

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue

July 2002	£-	£147,720.36	£42,318,043.79
August 2002	£-	£147,720.36	£40,446,764.72
September 2002	£-	£142,955.19	£37,841,126.03

	£-	£438,395.91	£120,605,934.54

Revenue Distribution

Month	Funding	Seller

July 2002	£14,747,901.26	£27,570,142.53
August 2002	£14,812,479.82	£25,634,284.91
September 2002	£14,476,347.15	£23,364,778.88

	£44,036,728.23	£76,569,206.32

Losses Ledger

Month	Losses

Balance b/fwd	£-
July 2002	£-
August 2002	£-
September 2002	£-

Closing Balance	£-

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 September 2002 01/10/2002

Losses Distribution

Month	Funding	Seller	Reconciliation

July 2002	£-	£-	£-
August 2002	£-	£-	£-
September 2002	£-	£-	£-

	£-	£-	£-

CPR Analysis

Month	1 Month CPR	3 Month CPR		12 Month CPR

July 2002	4.78%	N/	A	N/A
August 2002	4.26%	3.50%		N/A
September 2002	3.67%	4.53%		N/A

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 October 2002 01/11/2002

Mortgages

Number of Mortgages in Pool	149,950
Current Principal Balance	£8,428,137,074
Opening Trust Assets	£100
Total	£8,428,137,174
Cash Accumulation Ledger Balance	£0
Funding Share	£3,478,576,310
Funding Share Percentage	41.27337%
Seller Share	£4,949,560,764
Seller Share Percentage	58.72663%
Minimum Seller Share (Amount)	£421,406,856.70
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages

	Number	Principal	Arrears	% by Principal

Less than 1 month	148,709	£8,355,273,993.03	£110,545.35	99.14%
1 - 2 months	1,064	£63,966,154.69	£396,749.15	0.76%
2 - 3 months	142	£7,439,339.48	£98,302.69	0.09%
3 - 6 months	35	£1,457,586.89	£33,537.56	0.02%
6 - 12 months	0	£—	£—	0.00%
12 months +	0	£—	£—	0.00%

Total	149,950	£8,428,137,074.09	£639,134.75	100.00%

Properties in Possession	Number	Balance	Amount in Arrears

Total	0	£—	£—

Properties in Possession

Number Brought Forward	0
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale in days	0
Average Arrears at Sale	0
MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note: The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal

Substituted this period (this month)	**	£—
Substituted to date (since 14/06/2002)	0	£—

**	Substituted approx. £895m into trust on 5th November (post-report date event).

CPR Analysis	Monthly	Annualised

(includes redemptions and repurchases)
Current 1 Month CPR Rate	2.74%	28.33%
Previous 3 Month CPR Rate	3.56%	35.26%
Previous 12 Month CPR Rate	N/A	N/A

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	38.61
Average Loan Size	£56,206.32
Weighted Average Current HPI LTV (by value)	48.27%
Weighted Average Current LTV (by value)	69.67%

Yield Net of Funding Swap over 3 Month Sterling LIBOR

Current Month	0.447%

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 October 2002 01/11/2002

Product Breakdown

Fixed Rate %	20.84%
Tracker Rate %	40.84%
Other Variable Rate %	38.32%

LTV Levels Breakdown *	Number	Value	% of Total

0 - 30%	17,820	£459,030,169.70	5.45%
30 - 35%	5,191	£212,182,867.12	2.52%
35 - 40%	5,838	£271,831,863.33	3.23%
40 - 45%	6,396	£315,597,259.18	3.74%
45 - 50%	6,830	£362,730,710.66	4.30%
50 - 55%	7,448	£430,687,447.40	5.11%
55 - 60%	7,926	£491,636,531.49	5.83%
60 - 65%	8,289	£521,703,163.90	6.19%
65 - 70%	9,198	£599,449,242.75	7.11%
70 - 75%	10,675	£728,605,605.31	8.64%
75 - 80%	9,332	£621,713,155.30	7.38%
80 - 85%	12,756	£838,766,140.69	9.95%
85 - 90%	16,932	£1,146,502,030.17	13.60%
90 - 95%	14,676	£851,815,870.21	10.11%
95 - 100%	10,574	£573,051,716.57	6.80%
100% +	69	£2,833,300.31	0.03%

Totals	149,950	£8,428,137,074.09	100.00%

*	Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total

0 - 30%	36,174	£1,329,883,498.33	15.78%
30 - 35%	10,809	£605,101,453.08	7.18%
35 - 40%	12,008	£723,158,174.79	8.58%
40 - 45%	13,267	£840,801,430.53	9.98%
45 - 50%	13,412	£868,049,040.72	10.30%
50 - 55%	13,073	£856,271,699.02	10.16%
55 - 60%	11,936	£768,916,237.54	9.12%
60 - 65%	12,743	£831,855,538.33	9.87%
65 - 70%	12,300	£782,154,944.79	9.28%
70 - 75%	9,545	£564,572,771.47	6.70%
75 - 80%	3,811	£208,835,820.52	2.48%
80 - 85%	742	£39,736,300.78	0.47%
85 - 90%	93	£6,449,321.10	0.08%
90 - 95%	24	£1,502,968.76	0.02%
95 - 100%	13	£847,874.33	0.01%
100% +	0	£-	0.00%

Totals	149,950	£8,428,137,074.09	100.00%

**	Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.75%
Effective Date of Change	10/6/2001
Current HVR2 Rate	5.00%
Effective Date of Change	10/6/2001

Notes

	Rating (S&P/Moodys/Fitch)	Outstanding	Reference Rate	Margin

Permanent Financing No. 1
Series 1 Class A	P-1 / A-1+ / F1+	$750,000,000.00	1.80000%	-0.020%
Series 1 Class B	Aa3 / AA / AA	$26,000,000.00	1.77500%	0.270%
Series 1 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.77500%	1.050%
Series 2 Class A	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class B	Aa3 / AA / AA	$26,000,000.00	1.77500%	0.280%
Series 2 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.77500%	1.180%
Series 3 Class A	Aaa / AAA / AAA	$1,100,000,000.00	1.77500%	0.125%
Series 3 Class B	Aa3 / AA / AA	$38,500,000.00	1.77500%	0.300%
Series 3 Class C	Baa2 / BBB / BBB	$38,500,000.00	1.77500%	1.200%
Series 4 Class A1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A2	Aaa / AAA / AAA	£1,000,000,000.00	4.01625%	0.180%
Series 4 Class B	Aa3 / AA / AA	£52,000,000.00	4.01625%	0.300%
Series 4 Class C	Baa2 / BBB / BBB	£52,000,000.00	4.01625%	1.200%

First Reserve Fund Requirement	£69,000,000.00
Balance brought forward	£56,635,880.93
Drawings this period	£-
Top-up this period*	£-
Current Balance	£56,635,880.93
Liquidity Facility Available Amount	£60,000,000.00
Balance brought forward	£-
Drawings this period	£-
Liquidity Repaid this period	£-
Closing balance for period	£-

*	Top-ups, only occur at the end of each quarter.

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 October 2002 01/11/2002

Trigger Events:

Non-asset trigger events:

The Seller suffers an Insolvency Event.

The role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

The current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

The outstanding principal balance of the trust property is less than £8bn to June 2005, and £4bn to June 2007.

Asset trigger events:

There has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Issuer Share	Seller Share	Funding	Seller

August 2002	£9,107,048,165.37	£3,478,576,310.00	£5,628,471,855.37	38.19653%	61.80347%
September 2002	£8,772,564,299.97	£3,478,576,310.00	£5,293,987,989.97	39.65290%	60.34710%
October 2002	£8,428,137,074.09	£3,478,576,310.00	£4,949,560,764.09	41.27337%	58.72663%

Principal Ledger

Month	Principal Received	Further Advances		Sub Total

August 2002	£326,394,955.73	£79,042,584.42		£405,437,540.15
September 2002	£265,790,177.76	£67,987,181.37		£333,777,359.13
October 2002	£240,322,902.77	0	**	£240,322,902.77

	£832,508,036.26	£147,029,765.79		£979,537,802.05

*	No Further Advance buyback figures this month due to a change in Further Advance buyback period to 1st of next month.

Principal Distribution

Month	Funding	Seller

August 2002	£-	£405,437,540.15
September 2002	£-	£333,777,359.13
October 2002	£-	£240,322,902.77

	£-	£979,537,802.05

Revenue Ledger

			Authorised Investment
Month	Revenue Received	GIC Interest	Income	Sub Total

August 2002	£39,773,784.75	£820,700.33	£-	£40,594,485.08
September 2002	£37,328,364.93	£655,716.29	£-	£37,984,081.22
October 2002	£36,798,805.58	£685,739.65	£-	£37,484,545.23

	£113,900,955.26	£2,162,156.27	£-	£116,063,111.53

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue

August 2002	£-	£147,720.36	£40,446,764.72
September 2002	£-	£142,955.19	£37,841,126.03
October 2002	£-	£147,720.36	£37,336,824.86

	£-	£438,395.91	£115,624,715.61

Revenue Distribution

Month	Funding	Seller

August 2002	£14,812,479.82	£25,634,284.91
September 2002	£14,476,347.30	£23,364,778.89
October 2002	£14,836,200.51	£22,500,624.36

	£44,125,027.63	£71,499,688.16

Losses Ledger

Month	Losses

Balance b/fwd	£-
August 2002	£-
September 2002	£-
October 2002	£-
Closing Balance	£-

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 October 2002 01/11/2002

Losses Distribution

Month	Funding	Seller	Reconciliation

August 2002	£-	£-	£-
September 2002	£-	£-	£-
October 2002	£-	£-	£-

	£-	£-	£-

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR

August 2002	4.26%	3.50%	N/A
September 2002	3.67%	4.24%	N/A
October 2002	2.74%	3.56%	N/A

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 November 2002 02/12/2002

Mortgages

Number of Mortgages in Pool	162,560
Current Principal Balance	£9,092,432,812
Opening Trust Assets	£100
Total	£9,092,432,912
Cash Accumulation Ledger Balance	£0
Funding Share	£3,478,576,310
Funding Share Percentage	38.25793%
Seller Share	£5,613,856,502
Seller Share Percentage	61.74207%
Minimum Seller Share (Amount)	£0.00
Minimum Seller Share (% of Total)	0.00000%

Arrears Analysis of non repossessed Mortgages

	Number	Principal	Arrears	% by Principal

Less than 1 month	161,174	£9,010,670,267.59	£154,060.02	99.10%
1 - 2 months	1,199	£72,418,117.68	£443,052.23	0.80%
2 - 3 months	128	£6,648,946.68	£87,372.81	0.07%
3 - 6 months	58	£2,666,889.67	£56,791.59	0.03%
6 - 12 months	1	£28,590.63	£993.30	0.00%
12 months +	0	£-	£-	0.00%

Total	162,560	£9,092,432,812.26	£742,269.95	100.00%

Properties in Possession	Number	Balance	Amount in Arrears

Total	0	£ -	£ -

Properties in Possession

Number Brought Forward	0
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale in days	0
Average Arrears at Sale	0
MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note: The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal

Substituted this period (this month)	16,209	£898,016,408.46
Substituted to date (since 14/06/2002)	16,209	£898,016,408.46

CPR Analysis	Monthly	Annualised

(includes redemptions and repurchases)
Current 1 Month CPR Rate	4.06%	39.20%
Previous 3 Month CPR Rate	3.49%	34.70%
Previous 12 Month CPR Rate	N/A	N/A

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	38.98
Average Loan Size	£55,932.78
Weighted Average Current HPI LTV (by value)	48.61%
Weighted Average Current LTV (by value)	69.45%

Yield Net of Funding Swap over 3 Month Sterling LIBOR

Current Month	0.453%

Excess Spread

Current Month	0.226%

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 November 2002 02/12/2002

Product Breakdown

Fixed Rate %	22.11%
Tracker Rate %	40.26%
Other Variable Rate %	37.63%

LTV Levels Breakdown *	Number	Value	% of Total

0 - 30%	19,423	£495,855,883.23	5.45%
30 - 35%	5,664	£230,084,172.01	2.53%
35 - 40%	6,326	£293,857,510.16	3.23%
40 - 45%	7,039	£345,817,136.80	3.80%
45 - 50%	7,441	£394,155,897.49	4.33%
50 - 55%	8,185	£470,439,351.52	5.17%
55 - 60%	8,708	£536,645,516.53	5.90%
60 - 65%	9,158	£577,163,412.45	6.35%
65 - 70%	10,123	£662,171,091.20	7.28%
70 - 75%	11,556	£788,590,047.72	8.67%
75 - 80%	10,146	£671,965,908.14	7.39%
80 - 85%	13,850	£908,055,345.73	9.99%
85 - 90%	17,585	£1,178,108,104.06	12.96%
90 - 95%	15,990	£927,032,826.69	10.20%
95 - 100%	11,285	£609,081,924.08	6.70%
100% +	81	£3,408,684.45	0.04%

Totals	162,560	£9,092,432,812.26	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total

0 - 30%	39,061	£1,419,104,477.40	15.61%
30 - 35%	11,647	£640,704,497.64	7.05%
35 - 40%	12,898	£769,915,856.58	8.47%
40 - 45%	14,141	£889,311,018.54	9.78%
45 - 50%	14,530	£936,774,428.25	10.30%
50 - 55%	14,067	£912,180,494.99	10.03%
55 - 60%	12,945	£829,998,439.29	9.13%
60 - 65%	13,766	£896,123,360.24	9.86%
65 - 70%	13,263	£841,313,802.72	9.25%
70 - 75%	10,380	£616,838,724.39	6.78%
75 - 80%	4,369	£248,811,499.35	2.74%
80 - 85%	1,099	£65,230,084.97	0.72%
85 - 90%	318	£20,808,701.92	0.23%
90 - 95%	50	£3,497,895.80	0.04%
95 - 100%	26	£1,819,530.18	0.02%
100% +	0	£-	0.00%

Totals	162,560	£9,092,432,812.26	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.75%
Effective Date of Change	10/6/2001
Current HVR2 Rate	5.00%
Effective Date of Change	10/6/2001

Notes

	Rating (S&P/Moodys/Fitch)	Outstanding	Reference Rate	Margin

Permanent Financing No. 1
Series 1 Class A	P-1 / A-1+ / F1+	$750,000,000.00	1.37875%	-0.020%
Series 1 Class B	Aa3 / AA / AA	$26,000,000.00	1.77500%	0.270%
Series 1 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.77500%	1.050%
Series 2 Class A	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class B	Aa3 / AA / AA	$26,000,000.00	1.77500%	0.280%
Series 2 Class C	Baa2 / BBB / BBB	$26,000,000.00	1.77500%	1.180%
Series 3 Class A	Aaa / AAA / AAA	$1,100,000,000.00	1.77500%	0.125%
Series 3 Class B	Aa3 / AA / AA	$38,500,000.00	1.77500%	0.300%
Series 3 Class C	Baa2 / BBB / BBB	$38,500,000.00	1.77500%	1.200%
Series 4 Class A1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A2	Aaa / AAA / AAA	£1,000,000,000.00	4.01625%	0.180%
Series 4 Class B	Aa3 / AA / AA	£52,000,000.00	4.01625%	0.300%
Series 4 Class C	Baa2 / BBB / BBB	£52,000,000.00	4.01625%	1.200%

First Reserve Fund Requirement	£69,000,000.00
Balance brought forward	£56,635,880.93
Drawings this period	£-
Top-up this period*	£-
Current Balance	£56,635,880.93
Liquidity Facility Available Amount	£60,000,000.00
Balance brought forward	£-
Drawings this period	£-
Liquidity Repaid this period	£-
Closing balance for period	£-

*Top-ups, only occur at the end of each quarter.

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 November 2002 02/12/2002

Trigger Events:

Non-asset trigger events:

The Seller suffers an Insolvency Event.

The role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

The current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

The outstanding principal balance of the trust property is less than £8bn to June 2005, and £4bn to June 2007.

Asset trigger events:

There has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Issuer Share	Seller Share	Funding	Seller

September 2002	£8,772,564,299.97	£3,478,576,310.00	£5,293,987,989.97	39.65290%	60.34710%
October 2002	£8,428,137,074.09	£3,478,576,310.00	£4,949,560,764.09	41.27337%	58.72663%
November 2002	£9,092,432,812.00	£3,478,576,310.00	£5,613,856,502.00	38.25793%	61.74207%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total

September 2002	£265,790,177.76	£67,987,181.37	£333,777,359.13
October 2002	£240,322,902.77	£-	£240,322,902.77
November 2002	£237,355,264.98	£104,943,530.74	£342,298,795.72

	£743,468,345.51	£172,930,712.11	£916,399,057.62

Principal Distribution

Month	Funding	Seller

September 2002	£-	£333,777,359.13
October 2002	£-	£240,322,902.77
November 2002	£-	£342,298,795.72

	£-	£916,399,057.62

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total

September 2002	£37,328,364.93	£655,716.29	£-	£37,984,081.22
October 2002	£36,798,805.58	£685,739.65	£-	£37,484,545.23
November 2002	£37,720,953.28	£761,460.62	£-	£38,482,413.90

	£111,848,123.79	£2,102,916.56	£-	£113,951,040.35

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue

September 2002	£-	£142,955.19	£37,841,126.03
October 2002	£-	£147,720.36	£37,336,824.86
November 2002	£-	£142,955.19	£38,339,458.71

	£-	£433,630.74	£113,517,409.60

Revenue Distribution

Month	Funding	Seller

September 2002	£14,476,347.30	£23,364,778.89
October 2002	£14,836,200.51	£22,500,624.36
November 2002	£15,859,382.34	£22,480,076.37

	£45,171,930.15	£68,345,479.62

Losses Ledger

Month	Losses

Balance b/fwd	£-
September 2002	£-
October 2002	£-
November 2002	£-
Closing Balance	£-

Permanent Mortgages Trustees Limited Monthly Report Date of Report	Quarter 10/09/2002 to 10/12/2002 November 2002 02/12/2002

Losses Distribution

Month	Funding	Seller	Reconciliation

September 2002	£-	£-	£-
October 2002	£-	£-	£-
November 2002	£-	£-	£-

	£-	£-	£-

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR

September 2002	3.67%	4.24%	N/A
October 2002	2.74%	3.56%	N/A
November 2002	4.06%	3.49%	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 1) PLC (Registrant)

Date November 4, 2002	By: Title:	/s/ David Balai David Balai Director

PERMANENT FUNDING (NO. 1) LIMITED (Registrant)

Date November 4, 2002	By: Title:	/s/ David Balai David Balai Director

PERMANENT MORTGAGES TRUSTEE LIMITED (Registrant)

Date November 4, 2002	By: Title:	/s/ David Balai David Balai Director